SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER ENDED 31 MARCH 1999,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

REPORT FOR THE QUARTER
E N D E D  3 1  M A R C H  1 9 9 9
HIGHLIGHTS
Shortfall in gold production, due to operational problems, less than anticipated
Overall production increases by 8% to 53, 7 tonnes (1, 7 million ounces) with addition of Minorco gold mines
Cash costs decrease by 7% to $209 per ounce
Total production costs down by 6% to $238 per ounce
Attributable profit increases by 29% to R611 million
Earnings before exceptional items decline by 3% to R493 million
Cash generated from operations - R793 million
Return on shareholders' equity - 34%
Return (before tax) on capital employed - 22%
All financial figures reported solely according to International Accounting Standards for the first time
Prepared in accordance with
Accounting Standards
Gold
Produced
Revenue
Cash costs
Total production costs
Operating profit
Net capital expenditure
Attributable profit
Attributable earnings
Earnings before
exceptional items
Headline earnings
International
kg/oz (000)
R/kg/$/oz sold
R/kg/$/oz produced
R/kg/$/oz produced
R/$ million
R/$ million
R/$ million
cents per share
cents per share
cents per share
Quarter
ended
March
1999
53 711
60 960
40 951
46 741
746,
 8
249,
 2
611,
 3
625
504
974
Quarter
ended
December
1998
Rand/Metric
49 914
61 653
41 562
47 247
798,
 0
253,
 8
473,
 9
485
521
521
Year
ended
December
1998
205 349
58 946
40 587
46 704
2 475, 3
544,
 9
1 710, 5
1 748
1 568
1 568
Quarter
ended
March
1999
1 728
311
209
238
122.
 2
40.
 8
100.
 9
103
83
160
Quarter
ended
December
1998
Dollar/Imperial
1 604
332
224
254
138.
 1
44.
 0
82.
 0
84
90
90
Year
ended
December
1998
6 602
334
230
264
444.
 7
98.
 7
317.
 5
324
283
283
anglo
ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South Africa

Published by the AngloGold Corporate Communications Department
Postal address: PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6152
Facsimile: +27 11 637 6399/6400
E-mail: investors@corp. anglogold. com

LETTER FROM THE CHAIRMAN
AND THE CHIEF EXECUTIVE OFFICER
Dear Shareholder
AngloGold has produced a good set of results for the first quarter of its 1999 financial year. Significant changes have taken place in this quarter in the composition of the company's assets, its accounting conventions and the fiscal regime within which it operates, and shareholders need to take account of these changes in order to see in these results both an accurate picture of current performance as well as an indicator of prospects for the remainder of the year.
During this quarter the company concluded the acquisition of the Minorco gold assets and their financial and operating results are included for the first time. The quarterly results benefit from both the increased production and lowered production costs of these assets. A significant increase in debt, and in amortisation (which increased by R72 million)
and a partial write-off of goodwill (R342 million this quarter) in relation to the Minorco acquisition is also evident.
Also during the quarter the company agreed to sell its 21, 5% interest in the South African gold company Driefontein.
AngloGold's attributable share of this company's gold production (some 300 000 annual ounces) has been excluded from this quarter's operational results. As the sale was only approved by shareholders in April, equity accounted earnings
(R68 million), including a deferred tax rate change (R37 million) have been included this quarter. This will be set off against the profit from the sale of approximately R544 million, which will be accounted for next quarter. The cash proceeds amount to some R1, 3 billion, R714 million of which was paid in April with the balance to be paid within nine months.
For this quarter the company reports its results exclusively according to International Accounting Standards (IAS), as it is the Board's view that these standards provide the most reliable, effective and internationally comparative picture of the performance of AngloGold. Last quarter both IAS and appropriation accounting conventions were reported. Last quarter's profit available for distribution was R414 million (424 cents per share) in appropriation terms, and headline earnings were R510 million (521 cents per share) in IAS terms. It is the IAS available profits that provide a meaningful comparison with this set of results.
A further development that has had an impact on the reported results is the change effected to the South African corporate tax rate during this quarter, where the corporate rate was lowered from 35% to 30% with a similar adjustment being made to the gold mining tax formula. This lower rate is reflected (in part) in the R82 million reduction in tax and in a R460 million reduction in deferred tax.
Against this background, the profit attributable to shareholders for the March quarter increased to R611 million (up by
29%), however once the goodwill write-off of R342 million, and the deferred tax adjustment of R460 million are excluded, earnings are R493 million (504 cents per share). This represents a 3% decrease in the earnings of the December quarter on a comparable basis.

In terms of the company's operating performance, production problems were experienced at a number of operations, leading the company to revise downwards its production target for the quarter from 55 tonnes (1, 8 million ounces) to
52 tonnes (1, 7 million ounces) in a public announcement on 6 April 1999. Since this date 1, 7 tonnes (55 000 ounces) of this deficit has been made up and management is confident of recovering the remaining ounces by the end of the year.
The price received on gold sales declined against the previous quarter by 1% to R60 960 per kilogram. Cash costs fell from $224 to $209 per ounce and total production costs from $254 to $238 per ounce.
Capital expenditure for the quarter was R249 million compared to R254 million the previous quarter.
The company has therefore been able to repeat the sound operating performance of the December quarter, with an operating profit margin this quarter of 23%, a return on shareholders' equity of 34% and on capital employed (before tax)
 of 22%.
Management remains confident of achieving the targeted production levels for the year of 7 million ounces, at cash costs of around $210 per ounce.
NICKY OPPENHEIMER                                                                                                                                          BOBBY GODSELL
Chairman                                                                                                                                                              Chief Executive Officer
29 April 1999

SOUTH AFRICAN OPERATIONS
As part of AngloGold's restructuring process. Western Deep Levels East, West and South mines have been separated into three business units from this quarter, each with its own management structure. To reflect these changes they have been renamed as follows: East Mine is now TauTona ('great lion' in Sotho). West Mine, Savuka (Zulu for 'rise up') and
South Mine. Mponeng ('look at me' or 'see me' in Sotho).
Overall performance
The first quarter got off to a disappointing start for the South African operations. The January and February production months were plagued by a series of seismic and infrastructural problems but the quarter finished strongly, with March the second highest production month since June last year.
Due to the initial shortage of quality underground material to the plants, throughputs were maximised by increased processing of lower-grade surface dump material. This resulted in some dilution of yield.
Gold production at 45, 5 tonnes was 2, 5 tonnes (5%) below the previous quarter, due mainly to underperformance from
Matjhabeng, TauTona (Western Deep Levels East Mine ) and Elandsrand. Lower production at Ergo and Bambanani was in line with expectations.
Productivity, in grams per total employee, showed a slight deterioration (2%) from the December quarter levels, reflecting this underperformance.
Cash operating costs were well controlled and ended 3% lower in absolute terms, while the lower production impacted unfavourably on unit costs which rose by 2% to R43 116 per kilogram.
Gold operating profit fell by some R163 million. The slightly lower gold price received, lower production and the change in inventory levels were the major contributors.
Mine performance
At TauTona (Western Deep Levels East Mine), a drive for improved safety - in line with AngloGold's zero tolerance safety campaign - resulted in reduced face advance in a number of high grade areas. The effect of the reduction is being addressed through productivity initiatives in other areas.
As a result of the fail-off in grade during January and February at Elandsrand, a number of panels were stopped and crews moved to higher-grade panels. This resulted in an improvement in grade but a shortfall in square metres due to the time taken to establish the higher-grade panels.
Production at Savuka (Western Deep Levels West Mine) was negatively affected by the damage to the tertiary shaft from the seismic event reported last quarter. The rock mass has now been stabilised through an intensive support programme and the shaft steelwork is being repaired. Production performance is expected to improve in the second quarter.
At Mponeng Mine (Western Deep Levels South Mine), a seismic event closed two raise lines in high-grade areas. This reduced available face length and consequently, tonnage and grade were lower than planned.
Significant pumping problems were experienced at Deelkraal at the beginning of the year, leading to the suspension of operations in some areas. The resulting shortage of underground tonnage was offset by an increase in throughput of lower-grade surface dump material.
Great Noligwa had an exceptional quarter with a clean-up of the plant boosting production to 8, 7 tonnes. Production is expected to return to below 8 tonnes in the second quarter.
A switch from single-to twin-streaming of ore from Tau Lekoa and Kopanang Mines through the gold plant has improved gold accounting at both mines. At Tau Lekoa, an additional 100 kilograms of gold per month are expected to be produced, while at Kopanang any negative impact will be offset by increased production.
Bambanani experienced substantial shaft downtime during the quarter as a result of shaft infrastructural problems. The impact was minimised by accelerated production.
Seismic activity and repairs to shaft infrastructure had an adverse impact on production at Matjhabeng. Production levels had been restored by March.
in the early hours of Friday, 23 April, however, an earth tremor measuring 4, 6 on the Richter Scale struck the Free State goldfields. All four of Matjhabeng's shafts were affected, Eland shaft the most severely. At the time of publication rescue teams were still searching for the two employees missing underground. Damage to shaft infrastructure was still being assessed.
The reduction from two streams to one at Ergo's Daggafontein section - due to declining reserves - resulted in lower production, as anticipated.

Projects
Capital expenditure at Joel reduced quarter on quarter by R7 million. The shaft-sinking project was affected by poor ground conditions and technical problems related to the wetcreting operation. Measures are in place to address these issues. Shaft sinking has progressed to 117 level (1 133 metres below surface) and station development is under way.
The Mponeng (Western Deep Levels South Mine) Deepening project is progressing, on schedule. Scaling problems in the Sub shaft have resulted in the re-scheduling of expenditure. The Sub shaft has reached 120 level (3 371 metres below surface) where station development has been completed. Capital expenditure is R4 million lower than the previous quarter
The Moab Khotsong project is progressing very well and is on schedule. The commissioning of the main winder was completed successfully and ahead of schedule. Expenditure on capital for the quarter of R75 million was R22 million higher than the previous period.
The carbon technology projects at West Wits are ahead of schedule and within targeted expenditures. Carbon cells at
No. 2 Plant have been commissioned and are running at acceptable residue levels. Civil construction at Elandsrand Plant has been completed and erection of structural steelwork has begun. Expenditure of R10 million has been incurred for the quarter.
INTERNATIONAL OPERATIONS
Other African operations
The Africa International operations comprise AngloGold's 38% interest in the Sadiola mine in Mali and the 70% interest in the Navachab venture in Namibia.
Both operations have performed well in respect of most key parameters this quarter. The significant variances in comparison with the preceding quarter are primarily associated with the previously reported requirement for additional stripping and revised slimes dam operations at Sadiola, coupled with the lower mill head grades expected there and at
Navachab for 1999. At Navachab, excellent progress was made on pit slope recovery work, scheduled for completion at mid-year.
These factors directly influence labour establishment, costs and productivities, as demonstrated in the numbers.
Nevertheless, the cash costs continuing to be achieved and projected - at Sadiola in particular - are gratifying.
At Sadiola, negotiations are in progress to resolve, in the ensuing quarter, two issues with potential financial implications,
These are: the upgrading of the mine-owned power station's diesel engines, where performance since commissioning has been disappointing; and interpretation differences with the authorities on several Mali tax and duty clauses in the operating convention. Satisfactory resolution is expected and financial exposure is not assessed to be material.
From successful extension exploration programmes initiated two years ago, Sadiola's mineral resource model has been updated and provides, potentially, for the economic exploitation of additional resources. These would support the very high mining and throughput rates currently being achieved by the operation.
The relocation of both Sadiola and Farabakouta villages should be almost completed during the next quarter, thus satisfying both local environmental and ore resource access undertakings.
The potential Yatela project north-west of Sadiola continues to be subject to feasibility and trade-off studies and an investment decision is expected to be taken this year.
At Navachab, the venture management committee has agreed to go ahead with a significant pit expansion project which, while exploiting additional resources and extending the life by some eight years, provides an attractive return on the required investment in additional waste stripping.
A six-day strike by plant shift workers and some sympathisers at Navachab was resolved by negotiation on 22 April.
The Americas
The process of integrating into AngloGold the interests acquired from Minorco in gold operations and exploration in the
Americas has proceeded satisfactorily to date and is in line with expectations at the time of acquisition. Management is firmly in place, with a capacity to bring future expansion and new projects to account.
In aggregate, the production targets for the first quarter were met at cash costs below expectations and below those of the previous quarter.

North America
These operations comprise AngloGold's 70% interest in the Jerritt Canyon joint venture in Nevada and the 67% interest in the Cripple Creek and Victor joint venture in Colorado.
Jerritt Canyon performed satisfactorily for the quarter in respect of most key parameters and while the open-pit source of its production is scheduled to cease later this year, the underground sources at the Murray and SSX mines are scheduled to compensate in part. Active exploration and the development of additional underground production are in place.
Cripple Creek and Victor, a low-grade but efficient open-pit and valley heap leach operation, had a slow start to the year, with new heap areas taking some time to develop the requisite solution flow tenors. It is anticipated that progressive production shortfalls should be recovered in the third quarter of 1999. Costs remain firmly under control.
South America
These operations comprise AngloGold's 100% interest in the Morro Velho mines and the 50% interest in the Serra
Grande mines, both in Brazil, as well as the 46, 25% interest in Cerro Vanguardia in southern Argentina.
All operations achieved gold and cash cost targets in the first quarter and costs at the Brazilian operations further benefited to the extent of some US$20 per ounce as a result of the Real devaluation.
Some work to resolve bottlenecking at the Cerro Vanguardia metallurgical plant remains to be done before the full potential at this operation is realised. Reagent usage is high at present while the cyanide recovery process is being optimised. Silver grades and recovery have been below expectations to date, thus lowering the useful by-product credit expected from that source. All these issues are receiving active attention in this, the first year of production.
A feasibility study on the potential Amapari project north of the Amazon is in progress, as are several studies on capacity increases at the existing operations. Exploration is active.

For the first quarter of 1999, the spot price of gold continued to fluctuate within a narrow price band of some $15.
Overall, the price moved lower from the final quarter of 1998, and the average price for the quarter of $287 per ounce was around $7 below the previous quarter. The price remains under pressure at the low end of this range.
The reasons for this pressure are not immediately obvious. Whilst there was disappointing news early in the quarter with the announcement by the Indian Government of an increase in import duties on gold into India (which results in a price of gold in India about 10% above the free market), this tax has not had any measurable impact on physical gold off-take.
The Indian market retains the fallback source of gold smuggled from Dubai in the event that government taxation on the metal becomes too onerous, and Indian off-take is still relatively firm after the record demand of 800 tonnes of metal in that country during 1998. Physical off-take elsewhere in the world is equally reassuring, with indications of recovery in both South-East Asia and the Middle East.
Similarly, the revival of a proposal to sell a limited amount of IMF gold reserves (5 to 10 million ounces over a period of years) in a move to ease the debt burdens of poor countries is not a new issue in the gold market. More importantly, the amount proposed for the sale is not in itself material, and would almost certainly be absorbed in today's markets without impact on the price. In general, with the exception of the Swiss proposals to sell up to half of their gold reserves over a number of years, the prognosis for gold sales from the official sector is encouraging, with no large sales likely from any of the major holders of gold. This is the most positive position we have faced from this sector of the gold market in the past decade.
The reasons for the malaise in the gold price appear to lie elsewhere, in a banking and investment sector which seems to ignore any and all good news on gold and which follows a policy of recommending selling on every improvement in the gold price, no matter how modest. What the motivation might be behind such a negative position is not clear.
However, initiatives are under way to achieve more satisfactory reporting of open positions and flows in gold derivative markets, and it is to be hoped that with some greater transparency in these markets we may gain a better understanding of the forces which currently constrain the price of the metal.
The currency markets were generally more stable during this quarter than they were during 1998. The average rand/dollar exchange rate of R6, 15/US$ was some 4% weaker than the average in the final quarter of 1998, largely due to a stronger dollar. In general, investors have favoured the South African currency recently, and in the absence of major upheavals, the rand could well consolidate around current levels against the dollar.
The hedge position reflected below includes an amount of some 142 300 kilograms of forward cover entered into in respect of forecast production from the newly acquired gold mining assets in the United States and South America.
As at 31 March 1999, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar exchange rate of R6, 20 available on 31 March
1999. The increase in hedge cover reflects the growing diversity of gold production by AngloGold in 1999 and beyond.
The percentage of the sales priced in US dollars is shown below:
12 months ending
31 March
1999
2000
2001
2002
2003
2004 - 2008
The aggregate of US dollar-priced contracts over the full duration of the hedge is 63 per cent.
Kilograms
sold
109 323
80 326
71 273
50 138
22 380
67 121

Ounces Forward price per
sold kilogram sold
000
 R
3 515
2 583
2 291
1 612
720
2 158

67 150
75 859
81 665
89 009
101 039
129 199

Percentage of
positions
priced in US$
71
53
51
55
69
78
The hedge position of the company increased by 8, 7% to 12. 9 million ounces spread over ten years - equivalent to a year and nine months of production. The average price of these positions, 63% of which are priced in US dollars, increased by 2% to $344 per ounce or R86 506 per kilogram at an exchange rate of R/$6, 20. The increase caters for the hedging of the additional production of the mines acquired from Minorco in terms of loan agreements.

1.    The results have been prepared in accordance with International Accounting Standards. As from 1 January 1999 results will no longer be presented in accordance with the appropriation method of accounting.
2.     At the general meeting held on Wednesday, 3 February 1999, shareholders approved the transaction for the acquisition by AngloGold of the gold interests of Minorco for a net consideration of US$492, 4 million.
By 31 March 1999 all conditions precedent had been met and the effective date of the transaction was 1 January
1999.
3.     During the quarter 4 000 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 March 1999 to 97 857 199.
4.     Earnings per share have been calculated using a weighted average number of ordinary shares in issue.
5.     Orders placed and outstanding on capital contracts as at 31 March 1999 totalled R350, 0 million, equivalent to
US$56, 4 million at the rate of exchange ruling on that date.
6.     Final dividend No. 85 of 800 South African cents per share was paid on 26 March 1999. The dividend paid on each
American Depositary Share (ADS) was 63. 85 US cents per ADS. Each ADS represents one-half of an ordinary share.
7.    The financial results for the year ended 31 December 1998 are audited. All other results are unaudited.
By order of the Board
N. F. OPPENHEIMER                                                                                                                                          R. M. GODSELL
Chairman                                                                                                                                                          Chief Executive Officer
29 April 1999

GROUP BALANCE SHEET
Prepared in accordance with International Accounting Standards
31 Dec 1998
31 Mar 1999
31 Mar 1999
31 Dec 1998
US Dollar million
SA Rand million
ASSETS
Non-current assets
1 878.6

2 292.6

Mining assets
14 239.8

11 048.5

-

 146.1

Goodwill
 907.7

-

 153.3

 157.6

Investments
 979.0

 901.5

 129.6

 130.2

Long-term loans - unsecured
 808.8

 762.2

2 161.5

2 726.5

16 935.3

12 712.2

Current assets
 115.4

 163.4

Inventories
1 014.8

 679.2

 147.4

 170.8

Trade and other receivables
1 061.1

 866.8

 224.1

 224.5

Cash and cash equivalents
1 394.3

1 318.0

 486.9

 558.7

3 470.2

2 864.0

2 648.4

3 285.2

Total assets
20 405.5

15 576.2

EQUITY AND LIABILITIES
Capital and reserves
 895.6

 848.0

Share capital and premium
5 267.2

5 267.7

 25.0

 25.8

Non-distributable reserve
 160.0

 147.5

 238.8

 330.8

Retained earnings
2 054.7

1 404.1

1 159.4

1 204.6

Shareholders' equity
7 481.9

6 819.3

 0.2

 30.3

Minority interests
 187.9

 0.9

1 159.6

1 234.9

7 669.8

6 820.2

Non-current liabilities
 121.5

 744.9

Borrowings
4 626.4

 714.7

 15.7

 16.1

Debentures
 99.9

 92.2

 192.7

 288.1

Other long-term liabilities
1 789.5

1 133.2

 733.1

 642.7

Deferred taxation
3 991.8

4 311.6

1 063.0

1 691.8

10 507.6

6 251.7

Current liabilities
 231.4

 236.2

Trade and other payables
1 468.8

1 360.8

 0.7

 32.5

Current portion of borrowings
 201.8

 4.3

 60.6

 89.8

Taxation
 557.5

 356.4

 133.1

-

Dividends
-

 782.8

 425.8

 358.5

2 228.1

2 504.3

2 648.4

3 285.2

Total equity and liabilities
20 405.5
"The results have been prepared in accordance with International Accounting Standards."
15 576.2

GROUP CASH FLOW STATEMENT
Year
Quarter
Prepared in accordance with International Accounting Standards
Quarter
Year
31 Dec 1998
31 Mar 1999
31 Mar 1999
31 Dec 1998
US Dollar million
SA Rand million
Cash flows from operating activities
 501.5

 130.8

Cash generated from operations
 793.3

2 786.1

 44.6

 12.8

Interest received
 77.9

 246.4

(17.1)

(2.8)

Interest paid
(17.4)

(94.4)

 7.2

 5.6

Dividends received
 34.2

 39.7

(258.0)

(128.3)

Dividends paid
(782.8)

(1 414.3)

(112.1)

(5.3)

Mining and normal taxation paid
(32.4)

(614.8)

 166.1

 12.8

Net cash inflow from operating activities
 72.8

 948.7

Cash flows from investing activities
(184.6)

(41.1)

Purchase of mining assets
(250.5)

(1 012.0)

 75.4

 0.2

Proceeds from sale of mining assets
 1.3

 413.6

(6.1)

(0.7)

Investments acquired
(4.2)

(33.7)

-

(459.2)

Net acquisition of Minorco gold assets
(2 840.8)

-

 7.6

-

Proceeds from sale of investments
-

 41.4

(107.7)

(500.8)

Net cash outflow from investing activities
(3 094.2)

(590.7)

Cash flows from financing activities
 0.5

 0.1

Proceeds from issue of share capital
 0.8

 2.9

(20.7)

(0.2)

Formation and share issue expenses
(1.3)

(113.4)

 12.7

 501.3

Proceeds from borrowings
3 100.7

 69.4

(16.9)

-

Repayment of borrowings
(0.2)

(92.9)

(12.9)

(0.4)

Loans advanced
(2.3)

(70.5)

(37.3)

 500.8

Net cash inflow / (outflow) from financing activities
3 097.7

(204.5)

 21.1

 12.8

Net increase in cash and cash equivalents
 76.3

 153.5

(36.1)

(12.4)

Translation adjustment
 239.1

 224.1

Opening cash and cash equivalents
1 318.0

1 164.5

 224.1

 224.5

Closing cash and cash equivalents
1 394.3

1 318.0

Note to the Cash Flow Statement
Cash generated from operations
 444.3

 122.9

Profit on ordinary activities before taxation
 745.3

2 404.0

Adjusted for:
 135.5

 43.5

Amortisation of mining assets
 265.5

 744.8

 8.1

 4.8

Non-cash movements
 29.2

 43.5

 9.1

-

Loss on sale of mining assets
-

 107.3

(68.4)

(10.7)

Income from associates
(65.5)

(363.7)

(44.6)

(12.8)

Interest received
(77.9)

(246.4)

(2.4)

(0.2)

Dividends received
(1.4)

(13.4)

 17.1

 2.8

Interest paid
 17.4

 94.4

 2.8

(19.5)

Movement in working capital
(119.3)

 15.6

 501.5

 130.8

 793.3

2 786.1

The following analyses the movement in working capital:
 51.1

 4.1

Decrease in inventories
 24.8

 280.0

(46.5)

 7.3

Decrease / (increase) in trade and other receivables
 44.3

(254.8)

(1.8)

(30.9)

Decrease in trade and other payables
(188.4)

(9.6)

 2.8

(19.5)

(119.3)
"The results have been prepared in accordance with International Accounting Standards."
 15.6

GROUP OPERATING RESULTS
Prepared in accordance with International Accounting Standards
Statistics are shown in metric units and financial figures in South African rand.
Issued Capital:
97 857 199 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Year
ended
ended
ended
March
December
December
1999
1998
1998
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
5 387

5 285

22 155

- waste
 170

 73

 241

- total
5 557

5 358

22 396

Yield
- g/t
- reef
 8.24

 8.28

 8.16

- waste
 0.71

 0.63

 0.88

- average
 8.01

 8.18

 8.08

Gold produced
- kg
- reef
44 405

43 769

180 831

- waste
 120

 46

 212

- total
44 525

43 815

181 043

PRODUCTIVITY
g/employee
- target
 220

 177

 174

- actual
 208

 189

 181

SURFACE AND  DUMP RECLAMATION
Tonnes treated
- 000
13 823

14 305

57 511

Yield
- g/t
 0.28

 0.29

 0.30

Gold produced
- kg
3 841

4 166

17 025

OPEN-PIT OPERATIONS
Tonnes mined
- 000
12 171

2 207

7 527

Stripping ratio
- t(mined-treated)
 /t treated
 2.63

 1.89

 1.63

Tonnes treated
- 000
3 350

 763

2 863

Yield
- g/t
 1.60

 2.53

 2.54

Gold produced
- kg
5 345

1 933

7 281

TOTAL
Gold produced
- kg
53 711

49 914

205 349

Revenue - R/kg sold
- (excluding accelerated hedge)
60 788

61 125

57 283

- (including accelerated hedge)
60 960

61 653

58 946

Cash costs
- R/kg produced
40 951

41 582

40 587

Total production costs
- R/kg produced
46 741

48 474

47 002

URANIUM
Tonnes treated
- 000
 635

 611

2 576

Yield
- kg/t
 0.36

 0.36

 0.35

Production
- kg
230 000

223 000

891 000

Cost of production
- R/kg
 72

 74

 75

Sales
- kg
 313 591

 671 068

1 508 794

GROUP OPERATING RESULTS
Prepared in accordance with International Accounting Standards
Statistics are shown in imperial units and financial figures in US dollars.
Issued Capital:
97 857 199 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Year
ended
ended
ended
March
December
December
1999
1998
1998
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
5 939

5 825

24 422

- waste
 188

 79

 265

- total
6 127

5 904

24 687

Yield
- oz/t
- reef
 0.240

 0.242

 0.238

- waste
 0.021

 0.018

 0.026

- average
 0.234

 0.239

 0.236

Gold produced - oz
- 000
- reef
1 428

1 408

5 814

- waste
 4

 2

 7

- total
1 432

1 410

5 821

PRODUCTIVITY
oz/employee
- target
 7.07

 5.69

 5.59

- actual
 6.69

 6.08

 5.82

SURFACE AND  DUMP RECLAMATION
Tons treated
- 000
15 236

15 768

63 395

Yield
- oz/t
 0.008

 0.008

 0.009

Gold produced
- oz 000
 124

 133

 547

OPEN-PIT OPERATIONS
Tons mined
- 000
13 416

2 433

8 297

Stripping ratio
- t(mined-treated)
 /t treated
 2.63

 1.89

 1.63

Tons treated
- 000
3 693

 841

3 156

Yield
- oz/t
 0.047

 0.074

 0.074

Gold produced
- oz 000
 172

 61

 234

TOTAL
Gold produced
- oz 000
1 728

1 604

6 602

Revenue - $/oz  sold
- (excluding accelerated hedge)
 310

 329

 324

- (including accelerated hedge)
 311

 332

 334

Cash costs
- $/ounce produced
 209

 224

 230

Total production costs
- $/ounce produced
 238

 261

 266

Rand/US Dollar exchange rate
 6.10

 5.77

 5.49

URANIUM
Tons treated
- 000
 700

 675

2 840

Yield
- lb/t
 0.72

 0.73

 0.69

Production
- lb
507 064

 491 631

1 964 320

Cost of production
- $/lb
 5.37

 5.81

 6.33

Sales
- lb
691 350

1 479 453

3 326 323

GROUP FINANCIAL RESULTS
Prepared in accordance with International Accounting Standards
SA Rand million
Quarter
Quarter
Year
ended
ended
ended
March
December
December
1999
1998
1998
Turnover
3 288.5

3 312.5

12 282.6

Gold revenue
3 231.2

3 194.0

12 002.9

Normal
3 221.9

3 165.8

11 654.9

Accelerated hedge
 9.3

 28.2

 348.0

Cost of sales
2 497.9

2 441.6

9 626.6

Cash costs
2 186.4

2 046.9

8 224.4

Retrenchment costs
 9.2

 28.2

 348.0

Rehabilitation and other non cash costs
 19.8

 38.5

 78.8

Production costs
2 215.4

2 113.6

8 651.2

Amortisation of mining assets
 265.5

 193.2

 744.8

Total production costs
2 480.9

2 306.8

9 396.0

Inventory change
 17.0

 134.8

 230.6

Gold operating profit
 733.3

 752.4

2 376.3

Uranium and acid profit
 13.5

 45.6

 99.0

Uranium and acid sales
 57.3

 118.5

 279.7

Uranium and acid cost of sales
 43.8

 72.9

 180.7

Operating profit
 746.8

 798.0

2 475.3

Corporate administration and other expenses
 65.0

 75.9

 262.5

Research and development
 7.5

 13.4

 27.1

Exploration costs
 56.4

 51.4

 203.5

Profit from operations
 617.9

 657.3

1 982.2

Interest paid
 17.4

 75.3

 94.4

Interest receivable
 77.9

 121.7

246.4
Income from associates
 65.5

 78.9

 363.7

Income from other investments
 1.4

 1.6

 13.4

Profit / (loss) on sale of mining assets
-

 13.7

(107.3)

Profit on ordinary activities before taxation
 745.3

 797.9

2 404.0

Taxation
(218.1)

 324.0

 693.5

Normal taxation
 230.7

 229.6

 890.5

Deferred taxation
- current
 11.1

 94.4

(197.0)

- rate change
(459.9)

-

-

Profit on ordinary activities after taxation
 963.4

 473.9

1 710.5

Goodwill written off
 341.7

-

-

Minority interest
 10.4

-

-

Profit attributable to ordinary shareholders
 611.3

 473.9

1 710.5

Earnings per share
 - cents
  625

  485

 1 748

Headline earnings
 - Rm
 953.0

 509.6

1 533.8

 - cents per share
  974

  521

 1 568

Earnings before exceptional item and deferred
 tax rate adjustment
 - Rm
 493.1

 509.6

1 533.8

 - cents per share
  504

  521

 1 568

Capital expenditure
 - mining direct
 225.9

 226.1

 883.1

 - other
 24.6

 37.7

 64.6

 - recoupments
(1.3)

(10.0)

(402.8)

Net capital expenditure
 249.2

 253.8

 544.9

GROUP FINANCIAL RESULTS
Prepared in accordance with International Accounting Standards
US Dollar million
Quarter
Quarter
Year
ended
ended
ended
March
December
December
1999
1998
1998
Turnover
 538.9

 573.5

2 235.6

Gold revenue
 529.5

 553.0

2 184.6

Normal
 528.0

 548.1

2 116.4

Accelerated hedge
 1.5

 4.9

 68.2

Cost of sales
 409.5

 422.8

1 757.8

Cash costs
 358.5

 354.4

1 499.1

Retrenchment costs
 1.5

 4.9

 68.2

Rehabilitation and other non cash costs
 3.2

 6.7

 12.5

Production costs
 363.2

 366.0

1 579.8

Amortisation costs
 43.5

 33.4

 135.5

Total production costs
 406.7

 399.4

1 715.3

Inventory change
 2.8

 23.4

 42.5

Gold operating profit
 120.0

 130.2

 426.8

Uranium and acid profit
 2.2

 7.9

 17.9

Uranium and acid sales
 9.4

 20.5

 51.0

Uranium and acid cost of sales
 7.2

 12.6

 33.1

Operating profit
 122.2

 138.1

 444.7

Corporate administration and other expenses
 9.8

 12.6

 48.1

Research and development
 1.2

 2.3

 4.7

Exploration costs
 9.2

 8.9

 36.8

Profit from operations
 102.0

 114.3

 355.1

Interest paid
 2.8

 13.0

 17.1

Interest receivable
 12.8

 21.1

 44.6

Income from associates
 10.7

 13.7

 68.4

Income from other investments
 0.2

 0.3

 2.4

Profit / (loss) on sale of mining assets
-

 1.7

(9.1)

Profit on ordinary activities before taxation
 122.9

 138.1

 444.3

Taxation
(35.7)

 56.1

 126.8

Normal taxation
 37.8

 39.7

 159.9

Deferred taxation
- current
 1.9

 16.4

(33.1)

- rate change
(75.4)

-

-

Profit on ordinary activities after taxation
 158.6

 82.0

 317.5

Goodwill written off
 56.0

-

-

Minority interest
 1.7

-

-

Profit attributable to ordinary shareholders
 100.9

 82.0

 317.5

Earnings per share
 - cents
 103

 84

 324

Headline earnings
 - $m
 156.9

 88.2

 276.9

 - cents per share
 160

 90

 283

Earnings before exceptional item and deferred
 tax rate adjustment
 - $m
 81.6

 88.2

 276.9

 - cents per share
 83

 90

 283

Capital expenditure
 - mining direct
 37.0

 39.3

 160.4

 - other
 4.0

 6.5

 11.5

 - recoupments
(0.2)

(1.8)

(73.2)

Net capital expenditure
 40.8

 44.0

 98.7

SOUTH AFRICAN OPERATIONS
VAAL RIVER
Great Noligwa Mine
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
March
 December
 December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 105

 118

 450

1130
1270
4844
Milled - 000
- tonnes
/
- tons
- reef
 627

 584

2 480

691
644
2734
- waste
-

 4

 4

-

 4

 4

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
 627

 588

2 484

 691

 648

2 738

Yield
- g/t
/
- oz/t
- reef
 13.93

 13.66

 13.51

 0.406

 0.398

 0.394

- waste
-

 0.75

 0.75

-

 0.022

 0.022

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
 13.93

 13.57

 13.49

 0.406

 0.396

 0.393

Gold produced
- kg
/
- oz 000
- reef
8 735

7 975

33 509

 281

 256

1 077

- waste
-

 3

 3

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
8 735

7 978

33 512

 281

 256

1 077

Revenue
- R/kg
/
- $/oz
- sold
61 087

61 294

57 881

 311

 330

 328

Cash costs
- R
/
- $
- ton milled
 381

 389

 380

 57

 61

 63

- R/kg
/
- $/oz
- produced
27 350

28 705

28 174

 139

 155

 159

PRODUCTIVITY
per employee
- g
/
- oz
- target
 270

 222

 215

 8.68

 7.14

 6.91

- actual
 274

 242

 248

 8.81

 7.78

 7.97

per employee
- m2
/
- ft2
- target
 3.51

 3.50

 3.37

 37.78

 37.67

 36.27

- actual
 3.29

 3.58

 3.32

 35.41

 38.53

 35.74

FINANCIAL RESULTS ( MILLION)
Gold normal revenue
 532.9

 519.6

1 972.1

 87.3

 90.0

 358.9

Accelerated hedge revenue
 0.7

 0.9

 8.2

 0.1

 0.2

 1.6

Total gold revenue
 533.6

 520.5

1 980.3

 87.4

 90.2

 360.5

Cost of sales
 271.5

 272.5

1 165.6

 44.5

 47.1

 213.2

Cash costs
 238.9

 229.0

 944.2

 39.2

 39.6

 171.8

Retrenchment costs
 0.7

 0.9

 8.1

 0.1

 0.2

 1.6

Rehabilitation costs
 1.2

 10.3

 12.1

 0.2

 1.7

 2.1

Other non-cash costs
 1.1

 1.3

 11.0

 0.2

 0.1

 2.0

Production costs
 241.9

 241.5

 975.4

 39.7

 41.6

 177.5

Amortisation costs
 31.8

 19.1

 147.3

 5.2

 3.4

 27.5

Inventory change
(2.2)

 11.9

 42.9

(0.4)

 2.1

 8.2

Profit from operations
 262.1

 248.0

 814.7

 42.9

 43.1

 147.3

Capital expenditure
- mining direct
 1.8

 7.1

 27.1

 0.4

 1.2

 5.0

- other
(0.5)

 10.6

 17.0

(0.1)

 1.8

 3.1

- recoupments
-

-

-

-

-

-

Net capital expenditure
 1.3

 17.7

 44.1

 0.3

 3.0

 8.1

Kopanang Mine
Tau Lekoa Mine
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 104

 113

 392

1119
1216
4219
 84

 93

 363

904
1001
3907
 543

 546

1 882

599
602
2075
 448

 460

1 847

494
507
2036
-

-

-

-

-

-

-

-

 1

-

-

 1

-

-

-

-

-

-

-

-

-

-

-

-

 543

 546

1 882

 599

 602

2 075

 448

 460

1 848

 494

 507

2 037

 8.36

 8.48

 7.66

 0.244

 0.247

 0.223

 5.22

 4.85

 4.53

 0.152

 0.142

 0.132

-

-

-

-

-

-

-

-

 5.00

-

-

 0.146

-

-

-

-

-

-

-

-

-

-

-

-

 8.36

 8.48

 7.66

 0.244

 0.247

 0.223

 5.22

 4.85

 4.54

 0.152

 0.142

 0.132

4 539

4 630

14 415

 146

 148

 463

2 337

2 232

8 376

 75

 71

 269

-

-

-

-

-

-

-

-

 5

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

4 539

4 630

14 415

 146

 148

 463

2 337

2 232

8 381

 75

 71

 269

61 159

61 284

58 717

 312

 330

 327

61 293

61 541

57 223

 312

 331

 322

 331

 325

 339

 49

 51

 56

 253

 251

 247

 38

 39

 41

39 583

38 308

44 281

 202

 206

 250

48 415

51 746

54 372

 247

 279

 307

 160

 141

 136

 5.14

 4.53

 4.37

 158

 161

 156

 5.08

 5.18

 5.02

 192

 195

 146

 6.17

 6.27

 4.69

 176

 148

 130

 5.66

 4.76

 4.18

 4.25

 4.44

 4.19

 45.75

 47.79

 45.10

 6.44

 6.20

 5.92

 69.32

 66.74

 63.72

 4.40

 4.76

 3.97

 47.36

 51.24

 42.73

 6.35

 6.18

 5.65

 68.35

 66.52

 60.82

 276.9

 298.2

 855.4

 45.4

 51.6

 153.0

 142.5

 145.6

 495.5

 23.4

 25.2

 89.6

 0.7

 0.5

 4.2

 0.1

 0.1

 0.8

 0.7

 0.8

 6.1

 0.1

 0.1

 1.1

 277.6

 298.7

 859.6

 45.5

 51.7

 153.8

 143.2

 146.4

 501.6

 23.5

 25.3

 90.7

 191.7

 202.9

 708.4

 31.4

 35.1

 128.5

 134.2

 154.4

 560.4

 22.0

 26.8

 101.7

 179.7

 177.4

 638.3

 29.4

 30.7

 115.6

 113.1

 115.6

 455.7

 18.5

 20.0

 82.8

 0.7

 0.5

 4.2

 0.1

 0.1

 0.8

 0.7

 0.8

 6.1

 0.1

 0.1

 1.1

 0.6

 5.9

 6.7

 0.1

 1.1

 1.2

 0.3

 2.8

 3.4

 0.1

 0.5

 0.6

 0.7

 0.8

 8.2

 0.2

-

 1.5

 0.4

 0.6

 5.8

 0.1

 0.3

 1.2

 181.7

 184.6

 657.4

 29.8

 31.9

 119.1

 114.5

 119.8

 471.0

 18.8

 20.9

 85.7

 11.2

 9.2

 38.1

 1.8

 1.6

 6.9

 20.3

 26.9

 71.7

 3.3

 4.6

 12.9

(1.2)

 9.1

 12.9

(0.2)

 1.6

 2.5

(0.6)

 7.7

 17.7

(0.1)

 1.3

 3.1

 85.9

 95.8

 151.2

 14.1

 16.6

 25.3

 9.0

(8.0)

(58.8)

 1.5

(1.5)

(11.0)

-

(7.2)

(0.6)

-

(1.2)

-

(0.2)

 0.6

 8.4

-

-

 1.5

-

 4.4

 7.1

-

 0.8

 1.3

-

 2.6

 4.2

-

 0.5

 0.8

-

-

-

-

-

-

-

-

-

-

-

-

-

(2.8)

 6.5

-

(0.4)

 1.3

(0.2)

 3.2

 12.6

-

 0.5

 2.3

VAAL RIVER
Surface Operations
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes
/
- tons
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
1 226

1 150

4 888

1 351

1 267

5 388

 - total
1 226

1 150

4 888

1 351

1 267

5 388

Yield
- g/t
/
- oz/t
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
 0.50

 0.50

 0.48

 0.015

 0.015

 0.014

 - average
 0.50

 0.50

 0.48

 0.015

 0.015

 0.014

Gold produced
- kg
/
- oz 000
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
 615

 573

2 325

 20

 18

 75

 - total
 615

 573

2 325

 20

 18

 75

Revenue
- R/kg
/
- $/oz
- sold
61 049

61 447

57 570

 311

 331

 328

Cash costs
- R
/
- $
- ton milled
 18

 18

 21

 3

 3

 4

- R/kg
/
- $/oz
- produced
36 348

36 881

44 162

 185

 199

 253

PRODUCTIVITY
per employee
- g
/
- oz
- target
 359

 331

 316

 11.54

 10.64

 10.16

- actual
 319

 227

 188

 10.26

 7.30

 6.04

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS ( MILLION)
Gold normal revenue
 37.5

 35.0

 133.3

 6.1

 6.1

 24.4

Accelerated hedge revenue
-

 0.2

 0.5

 0.1

-

-

Total gold revenue
 37.5

 35.2

 133.8

 6.2

 6.1

 24.4

Cost of sales
 22.4

 21.4

 103.7

 3.7

 3.7

 19.0

Cash costs
 22.4

 21.2

 102.7

 3.7

 3.7

 19.0

Retrenchment costs
-

 0.2

 0.5

-

-

-

Rehabilitation costs
-

-

-

-

-

-

Other non-cash costs
-

-

 0.5

-

-

-

Production costs
 22.4

 21.4

 103.7

 3.7

 3.7

 19.0

Amortisation costs
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Profit from operations
 15.1

 13.8

 30.1

 2.5

 2.4

 5.4

Capital expenditure
Moab Khotsong Mine
- mining direct
 75.2

 53.5

 276.9

 12.3

 9.3

 50.2

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 75.2

 53.5

 276.9

 12.3

 9.3

 50.2

ERGO
Ergo
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes
/
- tons
- 000
11 977

12 626

50 725

13 202

13 918

55 915

Yield
- g/t
/
- oz/t
 0.22

 0.24

 0.24

 0.006

 0.007

 0.007

Gold produced
- kg
/
- oz 000
2 634

3 061

12 265

 85

 98

 394

Revenue
- R/kg
/
- $/oz
- sold
61 087

61 307

57 065

 311

 330

 321

Cash costs
- R
/
- $
- ton treated
 10

 10

 10

 2

 2

 2

- R/kg
/
- $/oz
- produced
47 276

42 171

41 572

 241

 227

 235

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 160.7

 196.8

 710.0

 26.3

 34.0

 128.5

Accelerated hedge revenue
 0.2

 0.4

 3.6

 0.1

 0.1

 0.7

Total gold revenue
 160.9

 197.2

 713.6

 26.4

 34.1

 129.2

Cost of sales
 144.6

 151.7

 599.8

 23.7

 26.2

 109.2

Cash costs
 124.5

 129.1

 509.9

 20.4

 22.4

 92.7

Retrenchment costs
 0.2

 0.4

 3.6

-

 0.1

 0.7

Rehabilitation costs
 1.2

(2.8)

 2.6

 0.2

(0.5)

 0.5

Other non-cash costs
 1.3

 1.3

 5.0

 0.3

 0.2

 0.9

Production costs
 127.2

 128.0

 521.1

 20.9

 22.2

 94.8

Amortisation costs
 18.4

 15.5

 66.8

 3.0

 2.6

 12.1

Inventory change
(1.0)

 8.2

 11.9

(0.2)

 1.4

 2.3

Gold operating profit
 16.3

 45.5

 113.8

 2.7

 7.9

 20.0

Acid loss
(6.7)

(2.5)

(1.8)

(1.1)

(0.4)

(0.3)

Acid sales
 10.7

 10.1

 43.6

 1.7

 1.8

 8.0

Acid cost of sales
 17.4

 12.6

 45.4

 2.8

 2.2

 8.3

Profit from operations
 9.6

 43.0

 112.0

 1.6

 7.5

 19.7

Capital expenditure
 2.1

 4.1

 17.9

 0.4

 0.7

 3.3

FREE STATE
Bambanani Mine
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 87

 89

 344

936
954
3708
Milled - 000
- tonnes
/
- tons
- reef
 541

 565

2 093

596
623
2307
- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - total
 541

 565

2 093

596
623
2307
Yield
- g/t
/
- oz/t
- reef
 7.57

 8.20

 8.22

 0.221

 0.239

 0.240

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - average
 7.57

 8.20

 8.22

 0.221

 0.239

 0.240

Gold produced
- kg
/
- oz 000
- reef
4 094

4 635

17 195

 132

 149

 553

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - total
4 094

4 635

17 195

 132

 149

 553

Revenue
- R/kg
/
- $/oz
- sold
61 281

62 713

57 744

 312

 338

 326

Cash costs
- R
/
- $
- ton milled
 337

 369

 344

 50

 58

 57

- R/kg
/
- $/oz
- produced
44 491

45 039

41 927

 227

 243

 236

PRODUCTIVITY
per employee
- g
/
- oz
- target
 175

 171

 167

 5.63

 5.50

 5.37

- actual
 179

 207

 185

 5.75

 6.66

 5.95

per employee
- m2
/
- ft2
- target
 3.88

 3.90

 3.71

 41.76

 41.98

 39.93

- actual
 3.79

 3.95

 3.71

 40.80

 42.52

 39.93

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 249.8

 302.7

1 008.6

 40.9

 52.4

 183.2

Accelerated hedge revenue
 1.1

 7.5

 7.6

 0.2

 1.3

 1.3

Total gold revenue
 250.9

 310.2

1 016.2

 41.1

 53.7

 184.5

Cost of sales
 200.7

 247.8

 810.9

 32.9

 43.0

 146.8

Cash costs
 182.1

 208.8

 720.9

 29.9

 36.1

 130.7

Retrenchment costs
 1.1

 7.5

 7.6

 0.2

 1.3

 1.3

Rehabilitation costs
(0.7)

(4.2)

(2.9)

(0.1)

(0.7)

(0.5)

Other non-cash costs
 1.5

 6.5

 5.5

 0.2

 1.3

 0.8

Production costs
 184.0

 218.6

 731.1

 30.2

 38.0

 132.3

Amortisation costs
 10.0

 11.2

 43.7

 1.6

 1.9

 7.9

Inventory change
 6.7

 18.0

 36.1

 1.1

 3.1

 6.6

Profit from operations
 50.2

 62.4

 205.3

 8.2

 10.7

 37.7

Capital expenditure
- mining direct
 6.9

 12.2

 30.9

 1.1

 1.9

 5.3

- other
-

-

(0.5)

-

 0.1

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 6.9

 12.2

 30.4

 1.1

 2.0

 5.3

Tshepong Mine
Matjhabeng Mine
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 85

 88

 357

915
946
3842
 105

 113

 441

1 130

1 219

4 745

 302

 309

1 205

333
340
1328
 470

 551

2 087

 518

 607

2 301

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 302

 309

1 205

333
340
1328
 470

 551

2 087

 518

 607

2 301

 8.28

 8.53

 7.86

 0.242

 0.249

 0.229

 7.37

 7.12

 7.50

 0.215

 0.208

 0.219

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 8.28

 8.53

 7.86

 0.242

 0.249

 0.229

 7.37

 7.12

 7.50

 0.215

 0.208

 0.219

2 502

2 631

9 467

 80

 84

 304

3 465

3 923

15 660

 111

 125

 503

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

2 502

2 631

9 467

 80

 84

 304

3 465

3 923

15 660

 111

 125

 503

61 683

64 334

58 354

 314

 347

 329

61 004

62 706

57 860

 311

 338

 326

 384

 458

 404

 57

 72

 66

 397

 411

 368

 59

 64

 61

46 341

53 744

51 466

 236

 289

 290

53 829

57 672

49 052

 274

 311

 277

 156

 128

 130

 5.02

 4.12

 4.18

 141

 142

 140

 4.53

 4.57

 4.50

 158

 160

 140

 5.08

 5.14

 4.50

 126

 143

 139

 4.05

 4.60

 4.47

 5.71

 5.39

 5.37

 61.46

 58.02

 57.80

 3.94

 3.86

 3.83

 42.41

 41.55

 41.23

 5.39

 5.33

 5.26

 58.02

 57.37

 56.62

 3.81

 4.12

 3.91

 41.01

 44.35

 42.09

 152.6

 177.6

 562.1

 25.0

 30.7

 101.9

 211.4

 269.2

 931.5

 34.6

 46.5

 168.5

 1.7

 9.1

 9.1

 0.3

 1.6

 1.6

-

 6.7

 6.7

-

 1.2

 1.2

 154.3

 186.7

 571.2

 25.3

 32.3

 103.5

 211.4

 275.9

 938.2

 34.6

 47.7

 169.7

 139.3

 181.0

 562.7

 22.8

 31.3

 101.5

 196.1

 252.6

 839.1

 32.1

 43.6

 152.0

 115.9

 141.4

 487.2

 19.0

 24.5

 88.3

 186.5

 226.3

 768.2

 30.6

 39.2

 139.4

 1.7

 9.1

 9.1

 0.3

 1.6

 1.6

-

 6.7

 6.7

-

 1.2

 1.2

(0.4)

(2.1)

(1.3)

(0.1)

(0.4)

(0.2)

(0.5)

(3.4)

(1.9)

(0.1)

(0.6)

(0.3)

 0.8

 3.8

 3.0

 0.1

 0.6

 0.2

 1.2

 5.7

 6.4

 0.2

 0.8

 0.6

 118.0

 152.2

 498.0

 19.3

 26.3

 89.9

 187.2

 235.3

 779.4

 30.7

 40.6

 140.9

 17.0

 17.8

 43.9

 2.8

 3.1

 7.8

 3.2

 3.6

 30.3

 0.5

 0.6

 5.7

 4.3

 11.0

 20.8

 0.7

 1.9

 3.8

 5.7

 13.7

 29.4

 0.9

 2.4

 5.4

 15.0

 5.7

 8.5

 2.5

 1.0

 2.0

 15.3

 23.3

 99.1

 2.5

 4.1

 17.7

-

(0.1)

 1.6

-

-

 0.3

 0.1

 0.5

 3.4

-

 0.1

 0.6

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

(0.1)

 1.6

-

-

 0.3

 0.1

 0.5

 3.4

-

 0.1

 0.6

FREE STATE
Surface Operations
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes
/
- tons
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 620

 529

1 898

 683

 583

2 092

 - total
 620

 529

1 898

 683

 583

2 092

Yield
- g/t
/
- oz/t
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 0.95

 1.01

 1.28

 0.028

 0.029

 0.037

 - average
 0.95

 1.01

 1.28

 0.028

 0.029

 0.037

Gold produced
- kg
/
- oz 000
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 592

 532

2 435

 19

 17

 78

 - total
 592

 532

2 435

 19

 17

 78

Revenue
- R/kg
/
- $/oz
- sold
61 003

61 186

56 546

 311

 330

 325

Cash costs
- R
/
- $
- ton milled
 44

 45

 50

 7

 7

 8

- R/kg
/
- $/oz
- produced
46 079

45 158

39 095

 235

 243

 221

PRODUCTIVITY
per employee
- g
/
- oz
- target
 177

 126

 138

 5.69

 4.05

 4.44

- actual
 219

 239

 214

 7.04

 7.68

 6.88

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 36.1

 32.5

 137.7

 5.9

 5.7

 25.5

Accelerated hedge revenue
-

-

-

-

-

-

Total gold revenue
 36.1

 32.5

 137.7

 5.9

 5.7

 25.5

Cost of sales
 28.7

 23.1

 101.3

 4.7

 4.0

 18.5

Cash costs
 27.3

 24.0

 95.2

 4.5

 4.2

 17.3

Retrenchment costs
-

-

-

-

-

-

Rehabilitation costs
(0.1)

(4.0)

(3.4)

-

(0.7)

(0.6)

Other non-cash costs
 0.2

 0.8

 0.1

(0.1)

-

-

Production costs
 27.4

 20.8

 91.9

 4.4

 3.5

 16.7

Amortisation costs
 0.3

 0.3

 4.5

 0.1

 0.1

 0.9

Inventory change
 1.0

 2.0

 4.9

 0.2

 0.4

 0.9

Profit from operations
 7.4

 9.4

 36.4

 1.2

 1.7

 7.0

Capital expenditure
- mining direct
(0.4)

-

-

(0.1)

-

-

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
(0.4)

-

-

(0.1)

-

-

Joel Mine
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
 63

 65

 281

 678

 700

3 025

 311

 373

1 328

 343

 411

1 464

 50

-

-

 55

-

-

-

-

-

-

-

-

 361

 373

1 328

 398

 411

1 464

 6.20

 6.38

 6.10

 0.181

 0.186

 0.178

 0.60

-

-

 0.018

-

-

-

-

-

-

-

-

 5.43

 6.38

 6.10

 0.158

 0.186

 0.178

1 929

2 380

8 105

 62

 77

 261

 30

-

-

 1

-

-

-

-

-

-

-

-

1 959

2 380

8 105

 63

 77

 261

61 004

61 186

58 847

 311

 330

 330

 250

 255

 256

 37

 40

 42

46 013

40 012

41 975

 235

 216

 236

 150

 152

 162

 4.82

 4.89

 5.21

 136

 167

 148

 4.37

 5.37

 4.76

 5.29

 5.54

 5.75

 56.94

 59.63

 61.89

 4.37

 4.57

 5.13

 47.04

 49.19

 55.22

 119.5

 145.7

 477.0

 19.6

 25.2

 85.9

-

-

-

-

-

-

 119.5

 145.7

 477.0

 19.6

 25.2

 85.9

 101.4

 107.4

 395.6

 16.6

 18.5

 71.5

 90.1

 95.2

 340.2

 14.8

 16.5

 61.6

-

-

-

-

-

-

 0.3

-

(0.4)

-

-

(0.1)

(0.4)

 0.7

 1.4

(0.1)

-

 0.2

 90.0

 95.9

 341.2

 14.7

 16.5

 61.7

 11.0

 15.5

 63.4

 1.8

 2.7

 11.6

 0.4

(4.0)

(9.0)

 0.1

(0.7)

(1.8)

 18.1

 38.3

 81.4

 3.0

 6.7

 14.4

 33.5

 41.2

 192.3

 5.5

 7.1

 35.6

-

-

-

-

-

-

-

-

-

-

-

-

 33.5

 41.2

 192.3

 5.5

 7.1

 35.6

WEST WITS
TauTona Mine (East Mine)
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 65

 80

 308

 700

 861

3 315

Milled - 000
- tonnes /
- tons
- reef
 430

 459

1 845

 474

 506

2 034

- waste
-

-

-

-

-

-

- total
 430

 459

1 845

 474

 506

2 034

Yield
- g/t
/
- oz/t
- reef
 11.34

 12.57

 12.22

 0.331

 0.367

 0.356

- waste
-

-

-

-

-

-

- average
 11.34

 12.57

 12.22

 0.331

 0.367

 0.356

Gold produced
- kg
/
- oz 000
- reef
4 877

5 769

22 542

 157

 186

 725

- waste
-

-

-

-

-

-

- total
4 877

5 769

22 542

 157

 186

 725

Revenue
- R/kg
/
- $/oz
- sold
61 113

61 195

57 642

 312

 330

 324

Cash costs
- R
/
- $
- ton milled
 375

 360

 344

 56

 56

 57

- R/kg
/
- $/oz
- produced
33 102

28 609

28 122

 169

 154

 159

PRODUCTIVITY
per employee
- g
/
- oz
- target
 270

 216

 213

 8.68

 6.94

 6.85

- actual
 246

 277

 270

 7.91

 8.91

 8.68

per employee
- m2
/
- ft2
- target
 3.90

 4.14

 3.93

 41.98

 44.56

 42.30

- actual
 3.28

 3.85

 3.69

 35.31

 41.44

 39.72

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 297.5

 381.7

1 321.6

 48.7

 66.1

 238.8

Accelerated hedge revenue
 0.5

 0.1

 2.8

 0.1

-

 0.5

Total gold revenue
 298.0

 381.8

1 324.4

 48.8

 66.1

 239.3

Cost of sales
 178.7

 200.7

 704.5

 29.2

 34.7

 127.8

Cash costs
 161.4

 165.1

 633.9

 26.5

 28.6

 115.1

Retrenchment costs
 0.5

 0.1

 2.8

 0.1

-

 0.5

Rehabilitation costs
(0.1)

(1.0)

 2.0

-

(0.2)

 0.3

Other non-cash costs
 1.0

 2.2

 4.5

-

 0.4

 0.9

Production costs
 162.8

 166.4

 643.2

 26.6

 28.8

 116.8

Amortisation costs
 21.5

 12.2

 45.1

 3.5

 2.1

 8.2

Inventory change
(5.6)

 22.1

 16.2

(0.9)

 3.8

 2.8

Profit from operations
 119.3

 181.1

 619.9

 19.6

 31.4

 111.5

Capital expenditure
- mining direct
 0.6

 2.8

 5.6

 0.1

 0.4

 0.9

- other
 0.1

 0.9

 1.6

-

 0.2

 0.3

- recoupments
-

-

(0.1)

-

-

-

Net capital expenditure
 0.7

 3.7

 7.1

 0.1

 0.6

 1.2

Savuka Mine (West Mine)
Mponeng Mine (South Mine)
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 50

 47

 225

 538

 506

2 422

 63

 64

 272

 678

 689

2 928

 288

 248

1 230

 317

 274

1 356

 417

 428

1 733

 460

 471

1 910

-

-

-

-

-

-

-

-

-

-

-

-

 288

 248

1 230

 317

 274

1 356

 417

 428

1 733

 460

 471

1 910

 6.59

 6.58

 6.78

 0.192

 0.192

 0.198

 6.25

 6.36

 7.49

 0.182

 0.185

 0.218

-

-

-

-

-

-

-

-

-

-

-

-

 6.59

 6.58

 6.78

 0.192

 0.192

 0.198

 6.25

 6.36

 7.49

 0.182

 0.185

 0.218

1 897

1 631

8 335

 61

 52

 268

2 605

2 720

12 980

 84

 87

 417

-

-

-

-

-

-

-

-

-

-

-

-

1 897

1 631

8 335

 61

 52

 268

2 605

2 720

12 980

 84

 87

 417

61 052

61 193

57 996

 311

 330

 328

61 116

61 194

57 246

 312

 330

 325

 401

 426

 347

 60

 67

 57

 379

 348

 341

 56

 55

 56

60 899

64 833

51 230

 310

 349

 290

60 618

54 759

45 471

 309

 295

 257

 167

 150

 139

 5.37

 4.82

 4.47

 190

 174

 160

 6.11

 5.59

 5.14

 118

 101

 126

 3.79

 3.25

 4.05

 149

 149

 183

 4.79

 4.79

 5.88

 4.54

 4.37

 4.11

 48.87

 47.04

 44.24

 4.04

 4.04

 3.72

 43.49

 43.49

 40.04

 3.11

 2.91

 3.41

 33.48

 31.32

 36.70

 3.61

 3.49

 3.84

 38.86

 37.57

 41.33

 115.7

 111.2

 487.0

 19.0

 19.2

 88.4

 158.9

 181.1

 752.9

 26.1

 31.3

 137.3

 0.1

-

 6.4

-

-

 1.3

 0.3

-

 2.6

-

-

 0.4

 115.8

 111.2

 493.4

 19.0

 19.2

 89.7

 159.2

 181.1

 755.5

 26.1

 31.3

 137.7

 117.4

 115.0

 450.1

 19.3

 20.0

 82.0

 161.6

 167.2

 635.5

 26.5

 29.0

 115.2

 115.5

 105.7

 427.0

 18.9

 18.3

 77.7

 157.9

 148.9

 590.2

 25.9

 25.8

 107.3

 0.1

-

 6.4

-

-

 1.3

 0.3

-

 2.6

-

-

 0.4

-

(0.3)

 0.9

-

-

 0.2

-

(0.4)

 1.4

-

(0.1)

 0.2

 0.4

 1.8

 3.0

 0.2

 0.4

 0.5

 0.6

 1.9

 3.4

 0.1

 0.3

 0.4

 116.0

 107.2

 437.3

 19.1

 18.7

 79.7

 158.8

 150.4

 597.6

 26.0

 26.0

 108.3

 3.6

 1.6

 8.9

 0.6

 0.2

 1.6

 5.8

 6.4

 31.0

 1.0

 1.2

 5.7

(2.2)

 6.2

 3.9

(0.4)

 1.1

 0.7

(3.0)

 10.4

 6.9

(0.5)

 1.8

 1.2

(1.6)

(3.8)

 43.3

(0.3)

(0.8)

 7.7

(2.4)

 13.9

 120.0

(0.4)

 2.3

 22.5

 1.7

 4.8

 6.5

 0.3

 0.8

 1.1

 26.1

 30.4

 116.3

 4.2

 5.4

 21.1

 0.5

 1.9

 2.4

 0.1

 0.3

 0.4

 5.2

 12.1

 25.0

 0.9

 2.1

 4.4

-

(0.1)

(0.1)

-

-

-

-

(0.4)

(1.7)

-

(0.1)

(0.3)

 2.2

 6.6

 8.8

 0.4

 1.1

 1.5

 31.3

 42.1

 139.6

 5.1

 7.4

 25.2

WEST WITS
Elandsrand Mine
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 109

 126

 464

1 173

1 356

4 994

Milled - 000
- tonnes /
- tons
- reef
 468

 535

2 150

 516

 590

2 370

- waste
 6

 8

 35

 7

 9

 39

- total
 474

 543

2 185

 523

 599

2 409

Yield
- g/t
/
- oz/t
- reef
 6.76

 6.96

 6.96

 0.197

 0.203

 0.203

- waste
 0.33

 0.38

 0.29

 0.010

 0.011

 0.008

- average
 6.68

 6.86

 6.85

 0.195

 0.200

 0.200

Gold produced
- kg
/
- oz 000
- reef
3 162

3 722

14 964

 102

 120

 481

- waste
 2

 3

 10

-

-

-

- total
3 164

3 725

14 974

 102

 120

 481

Revenue
- R/kg
/
- $/oz
- sold
61 841

61 280

57 976

 315

 330

 326

Cash costs
- R
/
- $
- ton milled
 336

 289

 286

 50

 46

 47

- R/kg
/
- $/oz
- produced
50 330

42 193

41 760

 257

 227

 236

PRODUCTIVITY
per employee
- g
/
- oz
- target
 223

 201

 196

 7.17

 6.46

 6.30

- actual
 168

 193

 190

 5.40

 6.21

 6.11

per employee
- m2
/
- ft2
- target
 6.74

 6.22

 6.05

 72.55

 66.95

 65.12

- actual
 5.80

 6.53

 5.89

 62.43

 70.29

 63.40

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 193.1

 246.0

 861.2

 31.7

 42.6

 155.9

Accelerated hedge revenue
 2.6

 0.4

 6.9

 0.4

 0.1

 1.3

Total gold revenue
 195.7

 246.4

 868.1

 32.1

 42.7

 157.2

Cost of sales
 171.3

 183.1

 690.5

 28.1

 31.7

 125.7

Cash costs
 159.2

 157.2

 625.3

 26.1

 27.2

 113.8

Retrenchment costs
 2.6

 0.4

 6.9

 0.4

 0.1

 1.3

Rehabilitation costs
(0.1)

 0.1

(4.8)

-

-

(1.0)

Other non-cash costs
 0.6

 1.5

 2.8

 0.1

 0.3

 0.6

Production costs
 162.3

 159.2

 630.2

 26.6

 27.6

 114.7

Amortisation costs
 9.7

 10.4

 44.9

 1.6

 1.8

 8.3

Inventory change
(0.7)

 13.5

 15.4

(0.1)

 2.3

 2.7

Profit from operations
 24.4

 63.3

 177.6

 4.0

 11.0

 31.5

Capital expenditure
- mining direct
 27.6

 29.0

 90.2

 4.5

 5.0

 16.1

- other
 4.6

 5.4

 8.4

 0.8

 0.9

 1.5

- recoupments
(0.1)

(0.1)

(0.5)

-

-

(0.1)

Net capital expenditure
 32.1

 34.3

 98.1

 5.3

 5.9

 17.5

Deelkraal Mine
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
 34

 39

 176

 366

 419

1 894

 186

 227

1 020

 205

 250

1 124

 114

 61

 201

 126

 68

 222

 300

 288

1 221

 331

 318

1 346

 7.31

 6.41

 6.71

 0.213

 0.187

 0.196

 0.77

 0.66

 0.97

 0.023

 0.019

 0.028

 4.83

 5.19

 5.77

 0.141

 0.151

 0.168

1 360

1 455

6 847

 44

 47

 220

 88

 40

 194

 3

 1

 6

1 448

1 495

7 041

 47

 48

 226

61 331

62 132

58 599

 313

 335

 334

 283

 309

 289

 42

 49

 48

58 705

59 528

50 030

 299

 321

 284

 187

 137

 137

 6.03

 4.40

 4.40

 122

 124

 136

 3.92

 3.99

 4.37

 4.50

 3.48

 3.46

 48.44

 37.46

 37.24

 2.87

 3.23

 3.40

 30.89

 34.77

 36.60

 88.3

 99.3

 415.2

 14.5

 17.2

 76.0

 0.5

 1.5

 12.5

 0.1

 0.2

 2.4

 88.8

 100.8

 427.7

 14.6

 17.4

 78.4

 94.4

 106.8

 413.5

 15.5

 18.4

 75.5

 85.0

 89.0

 352.3

 13.9

 15.4

 64.2

 0.5

 1.5

 12.5

 0.1

 0.2

 2.4

 0.3

 0.5

(1.3)

 0.1

 0.1

(0.3)

 0.5

 1.9

 3.0

 0.1

 0.2

 0.5

 86.3

 92.9

 366.5

 14.2

 15.9

 66.8

 8.4

 8.5

 40.5

 1.4

 1.5

 7.5

(0.3)

 5.4

 6.5

(0.1)

 1.0

 1.2

(5.6)

(6.0)

 14.2

(0.9)

(1.0)

 2.9

 3.8

 4.7

 12.9

 0.6

 0.8

 2.3

-

-

 1.1

-

-

 0.2

-

-

-

-

-

-

 3.8

 4.7

 14.0

 0.6

 0.8

 2.5

OTHER AFRICAN OPERATIONS
Navachab - Attributable 70%
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes
/
- tons
- 000
 987

 970

3 621

1 088

1 069

3 991

Volume mined
- bcm
/
- bcy
- 000
 365

 358

1 330

 477

 469

1 740

Stripping ratio
- t(mined-treated)
 /t treated
 3.15

 2.75

 2.69

 3.15

 2.74

 2.69

Treated
- tonnes
/
- tons
- 000
 238

 259

 981

 262

 285

1 081

Mill head grade
- g/t
/
- oz/t
 1.50

 1.58

 1.46

 0.044

 0.046

 0.043

Metallurgical recovery
- %
 91.24

 89.62

 90.74

 91.24

 89.62

 90.74

Gold produced
- kg
/
- oz 000
 325

 366

1 298

 10

 12

 42

Revenue
- R/kg
/
- $/oz
- sold
63 224

55 354

54 636

 322

 298

 307

Cash costs
- R/kg
/
- $/oz
- produced
51 612

44 377

47 846

 263

 239

 270

PRODUCTIVITY
per employee
- g
/
- oz
- target
 431

 488

 480

 13.86

 15.69

 15.43

- actual
 449

 545

 471

 14.45

 17.52

 15.14

FINANCIAL RESULTS ( MILLION)
Gold revenue
 22.0

 19.7

 71.0

 3.6

 3.4

 12.8

Cost of sales
 16.6

 18.2

 69.8

 2.7

 3.2

 12.7

Cash costs
 16.8

 16.2

 62.1

 2.7

 2.8

 11.3

Rehabilitation costs
 0.5

-

 0.4

 0.1

-

 0.1

Other non-cash costs
 0.1

 0.2

 0.6

-

 0.1

 0.1

Production costs
 17.4

 16.4

 63.1

 2.8

 2.9

 11.5

Amortisation costs
 0.5

 1.8

 6.7

 0.1

 0.3

 1.2

Inventory change
(1.3)

-

-

(0.2)

-

-

Profit from operations
 5.4

 1.5

 1.2

 0.9

 0.2

 0.1

Capital expenditure
 0.1

 0.1

 1.9

-

-

 0.4

NOTE: The financial results for Sadiola have been equity accounted and the detail above is given for information only.

Sadiola - Attributable 38%
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
1 554

1 237

3 906

1 713

1 364

4 306

 806

 658

2 062

1 054

 861

2 697

 2.27

 1.45

 1.08

 2.27

 1.46

 1.08

 475

 504

1 882

 524

 556

2 075

 3.00

 3.24

 3.30

 0.087

 0.095

 0.096

 96.50

 95.94

 96.40

 96.50

 95.94

 96.40

1 373

1 567

5 983

 44

 50

 192

63 305

60 446

55 739

 323

 326

 314

22 492

18 312

18 424

 115

 99

 104

2 506

2 638

2 538

 80.57

 84.82

 81.60

2 749

2 800

2 572

 88.38

 90.01

 82.69

 86.2

 94.8

 333.2

 14.1

 16.4

 60.3

 54.4

 52.2

 195.3

 8.9

 9.0

 35.2

 30.9

 28.5

 110.2

 5.1

 4.9

 19.9

 0.3

-

-

 0.1

-

-

 6.0

 6.0

 20.0

 0.9

 1.0

 3.5

 37.2

 34.5

 130.2

 6.1

 5.9

 23.4

 18.2

 17.2

 64.5

 3.0

 3.0

 11.7

(1.0)

 0.5

 0.6

(0.2)

 0.1

 0.1

 31.8

 42.6

 137.9

 5.2

 7.4

 25.1

 3.2

 3.5

 11.1

 0.5

 0.6

 2.0

NORTH AMERICAN OPERATIONS
Cripple Creek & Victor J.V.
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes
/
- tons
- 000
Treated
- tonnes
/
- tons
- 000
Mill head grade
- g/t
/
- oz/t
Gold in ore
- kg
/
- oz 000
Yield
- g/t
/
- oz/t
Gold produced
- kg
/
- oz 000
Open-pit Operations
Mined
- tonnes
/
- tons
- 000
6 489

5 830

24 747

7 153

6 427

27 279

Stripping ratio
- t(mined-treated)
 /t treated
 1.68

 1.22

 1.54

 1.68

 1.22

 1.54

Treated
- tonnes
/
- tons
- 000
2 423

2 628

9 746

2 671

2 897

10 743

Mill head grade
- g/t
/
- oz/t
 0.59

 0.65

 0.73

 0.017

 0.019

 0.021

Gold in ore
- kg
/
- oz 000
1 435

1 715

7 154

 46

 55

 230

Yield
- g/t
/
- oz/t
 0.59

 0.65

 0.73

 0.017

 0.019

 0.021

Gold produced
- kg
/
- oz 000
1 435

1 715

7 154

 46

 55

 230

Total
Yield
- g/t
/
- oz/t
 0.59

 0.65

 0.73

 0.017

 0.019

 0.021

Gold produced
- kg
/
- oz 000
1 435

1 715

7 154

 46

 55

 230

Revenue
- R/kg
/
- $/oz
- sold
56 304

54 350

52 132

 287

 293

 293

Cash costs
- R/kg
/
- $/oz
- produced
32 334

31 662

32 877

 165

 171

 185

PRODUCTIVITY
per employee
- g
/
- oz
- target
1 804

1 804

1 804

 58

 58

 58

- actual
1 555

1 928

2 024

 50

 62

 65

FINANCIAL RESULTS (MILLION)
Gold revenue
 80.5

 93.0

 373.6

 13.2

 16.1

 67.5

Cost of sales
 67.7

 76.3

 328.2

 11.1

 13.2

 59.3

Cash costs
 46.4

 54.3

 235.2

 7.6

 9.4

 42.5

Rehabilitation costs
 2.4

 2.9

 10.0

 0.4

 0.5

 1.8

Other non-cash costs
-

-

-

-

-

-

Production costs
 48.8

 57.2

 245.2

 8.0

 9.9

 44.3

Amortisation costs
 18.9

 19.1

 83.0

 3.1

 3.3

 15.0

Inventory change
-

-

-

-

-

-

Profit from operations
 12.8

 16.7

 45.4

 2.1

 2.9

 8.2

Capital expenditure
 21.4

 19.6

 70.8

 3.5

 3.4

 12.8

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Jerritt Canyon J.V. - Attributable 70%
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
 139

 129

 483

 153

 142

 532

 99

 87

 326

 109

 96

 359

 12.58

 13.21

 8.01

 0.367

 0.385

 0.234

1 245

1 149

2 612

 40

 37

 84

 10.78

 12.24

 11.59

 0.312

 0.354

 0.337

1 067

1 065

3 777

 34

 34

 121

2 121

2 356

9 896

2 338

2 597

10 909

 16.98

 17.85

 31.77

 16.98

 17.85

 31.77

 118

 125

 302

 130

 138

 333

 8.31

 7.29

 8.65

 0.246

 0.210

 0.252

 980

 911

2 613

 32

 29

 84

 6.71

 6.31

 12.51

 0.192

 0.181

 0.363

 792

 789

3 778

 25

 25

 121

 8.57

 8.75

 12.03

 0.247

 0.252

 0.350

1 859

1 854

7 555

 59

 59

 242

56 304

61 663

58 359

 287

 332

 328

35 772

40 183

31 211

 185

 219

 176

1 928

1 866

1 866

 62

 60

 60

1 960

1 960

2 022

 63

 63

 65

 104.3

 114.3

 440.5

 17.1

 19.8

 79.6

 98.9

 116.6

 363.6

 16.2

 20.2

 65.7

 66.5

 74.5

 235.8

 10.9

 12.9

 42.6

 4.3

 6.9

 23.2

 0.7

 1.2

 4.2

-

-

-

-

-

-

 70.8

 81.4

 259.0

 11.6

 14.1

 46.8

 28.1

 35.2

 104.6

 4.6

 6.1

 18.9

-

-

-

-

-

-

 5.4

(2.3)

 76.9

 0.9

(0.4)

 13.9

 15.9

 32.9

 120.6

 2.6

 5.7

 21.8

SOUTH AMERICAN OPERATIONS
Morro Velho
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes
/
- tons
- 000
 185

 192

 796

 204

 212

 877

Treated
- tonnes
/
- tons
- 000
 184

 194

 794

 203

 214

 876

Mill head grade
- g/t
/
- oz/t
 7.45

 8.34

 7.72

 0.217

 0.243

 0.226

Gold in ore
- kg
/
- oz 000
1 378

1 602

6 149

 44

 52

 198

Yield
- g/t
/
- oz/t
 6.93

 7.73

 7.17

 0.202

 0.224

 0.209

Gold produced
- kg
/
- oz 000
1 276

1 500

5 691

 41

 48

 183

Open-pit Operations
Mined
- tonnes
/
- tons
- 000
 263

 225

1 481

 290

 248

1 633

Stripping ratio
- t(mined-treated)
 /t treated
 9.12

 8.00

 11.66

 9.00

 7.86

 11.66

Treated
- tonnes
/
- tons
- 000
 26

 25

 117

 29

 28

 129

Mill head grade
- g/t
/
- oz/t
 6.00

 6.72

 5.58

 0.172

 0.179

 0.163

Gold in ore
- kg
/
- oz 000
 156

 168

 653

 5

 5

 21

Yield
- g/t
/
- oz/t
 5.58

 6.28

 5.16

 0.172

 0.179

 0.147

Gold produced
- kg
/
- oz 000
 145

 157

 604

 5

 5

 19

Total
Yield
- g/t
/
- oz/t
 6.77

 7.57

 6.91

 0.198

 0.219

 0.201

Gold produced
- kg
/
- oz 000
1 421

1 657

6 295

 46

 53

 202

Revenue
- R/kg
/
- $/oz
- sold
56 618

55 329

52 933

 289

 298

 298

Cash costs
- R/kg
/
- $/oz
- produced
26 179

29 511

32 597

 133

 160

 184

PRODUCTIVITY
per employee
- g
/
- oz
- target
 373

 404

 383

 12

 13

 12

- actual
 404

 467

 460

 13

 15

 15

FINANCIAL RESULTS (MILLION)
Gold revenue
 89.8

 76.3

 304.0

 14.7

 13.2

 54.9

Cost of sales
 61.8

 54.2

 246.5

 10.1

 9.4

 44.6

Cash costs
 37.2

 48.9

 205.2

 6.1

 8.5

 37.1

Rehabilitation costs
 0.2

 0.3

 2.0

-

 0.1

 0.4

Other non-cash costs
-

-

-

-

-

-

Production costs
 37.4

 49.2

 207.2

 6.1

 8.6

 37.5

Amortisation costs
 14.4

 14.0

 55.2

 2.4

 2.4

 10.0

Inventory change
 10.0

(9.0)

(15.9)

 1.6

(1.6)

(2.9)

Profit from operations
 28.0

 22.1

 57.5

 4.6

 3.8

 10.3

Capital expenditure
 10.5

 19.6

 68.2

 1.7

 3.4

 12.3

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Serra Grande - Attributable 50%
Cerro Vanguardia - Attributable 46.25%
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
March
December
December
March
December
December
1999
1998
1998
1999
1998
1998
1999
1998
1998
1999
1998
1998
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 75

 74

 300

 83

 82

 331

 74

 75

 301

 81

 82

 332

 7.99

 8.04

 7.81

 0.235

 0.232

 0.229

 591

 603

2 351

 19

 19

 76

 7.57

 7.88

 7.45

 0.222

 0.232

 0.217

 560

 591

2 243

 18

 19

 72

-

-

-

-

-

-

 757

 622

1 702

 835

 686

1 876

-

-

-

-

-

-

 9.81

 11.20

 28.34

 9.84

 11.25

 28.31

-

-

-

-

-

-

 70

 51

 58

 77

 56

 64

-

-

-

-

-

-

 16.89

 15.86

 14.48

 0.49

 0.46

 0.42

-

-

-

-

-

-

1 182

 809

 840

 38

 26

 27

-

-

-

-

-

-

 18.21

 15.86

 13.95

 0.532

 0.464

 0.406

-

-

-

-

-

-

1 275

 809

 809

 41

 26

 26

 7.57

 7.88

 7.45

 0.222

 0.232

 0.217

 18.21

 15.86

 13.95

 0.532

 0.464

 0.406

 560

 591

2 243

 18

 19

 72

1 275

 809

 809

 41

 26

 26

56 696

55 329

52 719

 289

 298

 296

56 108

54 029

51 776

 286

 291

 291

23 929

29 272

27 775

 122

 158

 157

23 922

44 252

43 140

 122

 238

 242

 809

 871

 809

 26

 28

 26

2 550

2 737

1 151

 82

 88

 37

 840

 902

 871

 27

 29

 28

3 173

1 897

 467

 102

 61

 15

 36.3

 28.9

 111.2

 6.0

 5.0

 20.1

 73.2

 32.3

 31.0

 12.0

 5.6

 5.6

 23.8

 22.8

 86.4

 4.0

 4.0

 15.6

 43.9

 21.9

 22.7

 7.2

 3.8

 4.1

 13.4

 17.3

 62.3

 2.2

 3.0

 11.3

 30.5

 35.8

 34.9

 5.0

 6.2

 6.3

 0.3

 0.3

 1.1

 0.1

 0.1

 0.2

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 13.7

 17.6

 63.4

 2.3

 3.1

 11.5

 30.5

 35.8

 34.9

 5.0

 6.2

 6.3

 7.0

 6.6

 24.4

 1.2

 1.2

 4.4

 12.2

 4.0

 4.4

 2.0

 0.7

 0.8

 3.1

(1.4)

(1.4)

 0.5

(0.3)

(0.3)

 1.2

(17.9)

(16.6)

 0.2

(3.1)

(3.0)

 12.5

 6.1

 24.8

 2.0

 1.0

 4.5

 29.3

 10.4

 8.3

 4.8

 1.8

 1.5

 3.1

 2.9

 16.1

 0.5

 0.5

 2.9

 4.9

 18.5

 281.1

 0.8

 3.2

 50.8

SHAFT SINKING
SHAFT SINKING  (metres)
Quarter ended
Quarter ended
Year ended
March 1999
December 1998
December 1998
MOAB KHOTSONG MINE
Main shaft
Depth to date (below collar)
 2 392

 2 384

 2 384

Rock / ventilation sub-vertical shaft
Advance
  29

  14

  117

Depth to date
  835

  806

  806

Station cutting
  20

  313

  549

Man / material sub-vertical shaft
Depth to date
  81

  81

  81

JOEL MINE
Taung North Shaft
Advance
  112

  243

  719

Depth to date (below collar)
 1 116

 1 004

 1 004

MPONENG MINE (SOUTH MINE)
Sub Shaft (previously Western Deep Levels South Deepening)
Advance
  95

  75

  100

Depth to date (below collar)
 1 114

 1 019

 1 019

SHAFT SINKING
SHAFT SINKING  (feet)
Quarter ended
Quarter ended
Year ended
March 1999
December 1998
December 1998
MOAB KHOTSONG MINE
Main shaft
Depth to date (below collar)
 7 847

 7 821

 7 821

Rock / ventilation sub-vertical shaft
Advance
  95

  46

  384

Depth to date
 2 740

 2 645

 2 645

Station cutting
  66

 1 028

 1 801

Man / material sub-vertical shaft
Depth to date
  266

  266

  266

JOEL MINE
Taung North Shaft
Advance
  366

  796

 2 356

Depth to date (below collar)
 3 655

 3 289

 3 289

MPONENG MINE (SOUTH MINE)
Sub Shaft (previously Western Deep Levels South Deepening)
Advance
  313

  244

  326

Depth to date (below collar)
 3 655

 3 342

 3 342

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended March 1999
METRIC
Advance
Sampled
metres
metres
channel
gold
uranium
width
g/t
cm.g/t
kg/t
cm.g/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
5 456

  492

 77.50

 34.77

 2 693

 3.24

 251.30

"C" reef
 910

  292

 8.80

 84.40

  743

 3.23

 28.42

Kopanang Mine
Vaal reef
9 532

  728

 15.30

 106.80

 1 634

 3.92

 59.90

"C" reef
 228

  92

 44.80

 105.00

 4 706

 3.74

 167.66

Tau Lekoa Mine
Ventersdorp Contact reef
6 241

  741

 83.20

 9.76

  812

 0.12

 9.73

Moab Khotsong Mine
Vaal reef
1 213

-

-

-

-

-

-

FREE STATE
Bambanani Mine
Basal reef
3 810

  488

 82.80

 12.29

 1 018

 0.09

 7.29

Tshepong Mine
Basal reef
5 424

  592

 16.50

 69.07

 1 141

 1.83

 30.30

"B" reef
 199

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
1 725

  136

 14.90

 80.81

 1 207

 0.90

 13.48

"A" reef
 189

-

-

-

-

-

-

Joel Mine
Taung South Shaft
Beatrix VS 5 composite reef
2 359

  804

 88.10

 9.08

  800

-

-

WEST WITS
TauTona Mine (East Mine)
Ventersdorp Contact reef
 1

-

-

-

-

Carbon Leader reef
3 606

-

-

-

-

Savuka Mine (West Mine)
Ventersdorp Contact reef
 784

-

-

-

-

Carbon Leader reef
1 211

-

-

-

-

Mponeng Mine (South Mine)
Ventersdorp Contact reef
6 282

  366

 83.90

 18.45

 1 548

Elandsrand Mine
Ventersdorp Contact reef
4 808

  928

 42.00

 29.61

 1 244

Deelkraal Mine
Ventersdorp Contact reef
1 023

  288

 119.00

 7.76

  924

(plus footwall bands)

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended March 1999
IMPERIAL
Advance
Sampled
feet
feet
channel
gold
uranium
width
oz/t
ft.oz/t
lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
17 899

1 614

 30.50

 1.03

 2.58

 6.62

 16.42

"C" reef
2 986

 958

 3.50

 2.51

 0.71

 6.59

 1.86

Kopanang Mine
Vaal reef
31 274

2 388

 6.00

 3.18

 1.56

 7.99

 3.93

"C" reef
 747

 302

 17.60

 3.13

 4.50

 7.64

 11.00

Tau Lekoa Mine
Ventersdorp Contact reef
20 474

2 431

 32.80

 0.29

 0.78

 0.24

 0.64

Moab Khotsong Mine
Vaal reef
3 980

-

-

-

-

-

-

FREE STATE
Bambanani Mine
Basal reef
12 499

1 601

 32.60

 0.36

 0.97

 0.18

 0.48

Tshepong Mine
Basal reef
17 797

1 942

 6.50

 2.01

 1.09

 3.66

 1.99

"B" reef
 653

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
5 658

 446

 5.87

 2.36

 1.16

 1.80

 0.88

"A" reef
 619

-

-

-

-

-

-

Joel Mine
Taung South Shaft
Beatrix VS 5 composite reef
7 741

2 638

 34.69

 0.26

 0.77

-
-
WEST WITS
TauTona Mine (East Mine)
Ventersdorp Contact reef
 3

-

-

-

-

Carbon Leader reef
11 831

-

-

-

-

Savuka Mine (West Mine)
Ventersdorp Contact reef
2 574

-

-

-

-

Carbon Leader reef
3 973

-

-

-

-

Mponeng Mine (South Mine)
Ventersdorp Contact reef
20 611

1 201

 10.10

 0.54

 1.48

Elandsrand Mine
Ventersdorp Contact reef
15 776

3 045

 16.54

 0.86

 1.19

Deelkraal Mine
Ventersdorp Contact reef
3 357

 945

 46.90

 0.23

 0.88

(plus footwall bands)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary